ITHAX ACQUISITION CORP.

555 Madison Avenue

Suite 11A

New York, NY 10022

June 10, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Irene Barberena-Meissner

Re:	ITHAX Acquisition Corp.
Withdrawal of Acceleration Request – Registration Statement on Form S-4
File No. 333-263727

Dear Ms. Barberena-Meissner:

Reference is made to our letter, filed as correspondence via EDGAR on June 9, 2022, in which we requested the acceleration of the effective date of the above-captioned registration statement on Form S-4 (the “Registration Statement”) for Friday, June 10, at 4:00 p.m. Eastern Time (the “Effective Date”), in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the Effective Date.

Please contact Michael S. Lee (michael.lee@reedsmith.com / telephone: (212) 549-0358) of Reed Smith LLP with any questions.

Sincerely,

By:	/s/ Orestes Fintiklis
Name:	Orestes Fintiklis
Title:	Chief Executive Officer

cc:	Michael S. Lee, Lynwood E. Reinhardt, Panos Katsambas, Reed Smith LLP
Alexander Lloyd, Michael P. Considine, P.C., Michele M. Cumpston, Kirkland & Ellis LLP

[Signature Page to Withdrawal of Acceleration Request]